

June 2, 2021

Via E-Mail

Adam Brenneman
Cleary, Gottlieb, Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

> **Re:**   **Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.**
> **Schedule TO-T filed May 24, 2021**
> **Filed by Aerodrome Infrastructure S.A.R.L. et al.**
> **File No. 5-82627**

Dear Mr. Brenneman:

The staff in the Office of Mergers and Acquisitions has reviewed your filing listed above. We have the comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO - Exhibit (a)(1)(A) – U.S. Offer to Purchase

Forward Looking Statements, page 4

1. The safe harbor for forward looking statements in the Private Securities Litigation Reform Act does not, by its terms, apply to statements made in connection with a tender offer. Please revise to clarify, or to delete the reference to the Reform Act.

Purpose of and Reasons for the U.S. Offer; Plans for OMA following the U.S. Offer, page 23

2. We note the statement here that "[w]e have from time to time met, and will continue to meet, with potential counterparties to [potential synergistic transactions], although to date none of the discussions have resulted in definitive agreements, plans or proposals." Pursuant to Item 1006(c) of Regulation M-A, please describe in additional detail the

"plans, proposals or negotiations" that might result in one of the extraordinary transactions listed.

Withdrawal Rights, page 38

3. Here and throughout the Offer to Purchase where you discuss shareholders' ability to withdraw tendered shares, note that shareholders who tender in the U.S. Offer may withdraw their shares at any time after the 60th day from the commencement of the Offer, pursuant to Exchange Act Section 14(d)(5).

Source and Amount of Funds, page 39

4. We note that you will pay for tendered shares with proceeds from a financing agreement that will be signed and consummated "on or prior to the Expiration Date." When the terms of the financing for the Offer are set, you must amend to provide the disclosure required by Item 7 of Schedule TO and Item 1007(a) of Regulation M-A. See our comment below regarding the Financing Condition, and the timing of satisfaction of that condition with respect to the Expiration Date.

Conditions of the Offer, page 56

5. All Offer conditions must be satisfied or waived as of or before the Expiration Date. Revise the first paragraph of this section to clarify.

6. Revise to clarify what is meant by a "limitation on prices" for purposes of these Offer conditions.

7. We note the Financing Condition on page 57. In our view, when this condition is satisfied and the Offer becomes fully financed, a material change will occur in its terms, requiring that the Offer remain open for at least five business days thereafter and further requiring an amendment to the tender offer materials with additional disclosure (see our comment above). Please confirm your understanding in your response letter.

8. Refer to the last paragraph in this section and the statement that "each such right shall be deemed an ongoing right which may be asserted at any time and from time to time." Please note that if an event occurs that "triggers" an Offer condition while the Offer is pending, the Offerors must promptly inform target shareholders whether they will waive the condition and proceed with the Offer, or assert it to terminate. Please revise this language accordingly.

General

9. We note that the Offerors are affiliated entities who currently own 15% of Grupo Aeroportuario and that this is a partial offer that will result in them owing up to 39.7% of

that target company if fully subscribed. While the combined Offers are not expected to result in a going-private transaction, please confirm that this is not the first step in a series of transactions that may have that effect. See Rule 13e-3(a)(3)(i)-(ii).

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We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions about these comments to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions